82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/183 date 30.06.2004

SUPPL

04035180

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

SUPPL

RECEIVED 2004 JUL -2 A 10:28 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Notices of material facts:
   - Information about accrued and/or paid income on the securities of the issuer; information on timeframe for meeting by the issuer of its obligations towards owners of securities;
   - Information about an increase of the nominal value of JSC CenterTelecom shares;
   - Information on decisions passed by the annual general meeting of shareholders of JSC CenterTelecom;
   - Information about changes in the interest owned by senior executives (2 instances)
2. CenterTelecom news
   - Information about accrued and/or paid income on the securities of the issuer; information on timeframe for meeting by the issuer of its obligations towards owners of securities;
   - Information about an increase of the nominal value of JSC CenterTelecom shares;
   - Information on decisions passed by the annual general meeting of shareholders of JSC CenterTelecom;
3. Minutes of the annual meeting of shareholders of JSC CenterTelecom

Yours sincerely,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

R. Amaryan
General Director

dlw 7/13

CENTER TELECOM

Moscow, June 11, 2004 – CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY), one of Russia's largest fixed line telecommunications operators held today its annual general meeting of shareholders.

The shareholders meeting reviewed 10 agenda issues.

The annual report and financial statements of the Company including profit and loss account were approved, as well as the 2003 profit and loss distribution.

The amounts and timelines of dividend payments for 2003 were determined as follows:

- on ordinary shares: the dividend amount is RUR0.124867 per share in cash, payable before December 31, 2004;
- on preference shares: the dividend amount is RUR0.285662 per share in cash payable before August 10, 2004;

The new Board of Directors of the Company was elected, consisting of the following 11 Board members:

1.	Ruben A. Amaryan	General Director, JSC CenterTelecom
2.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest
3.	Boris D. Antonyuk	First Deputy Minister of the Russian Federation for Communications and Informatics
4.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
5.	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund
6.	Alexander V. Ikonnikov	Executive Director, Investor Protection Association
7.	Oksana V. Petrova	Deputy Head of Division, Corporate Governance Department, JSC Svyazinvest
8.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest
9.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors., Inc.
10.	Evgeniy V. Yurchenko	Deputy General Director, JSC Svyazinvest
11.	Valeriy N. Yashin	General Director, JSC Svyazinvest

The newly elected 7 member Audit Commission of the Company:

1.	Konstantin V. Beliaev	Chief Accountant, JSC Svyazinvest
2.	Lyudmila V. Buryanova	First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting, JSC CenterTelecom
3.	Natalia V. Ermolaeva	Head of Division, Economic and Tariff Policies Department, JSC Svyazinvest
4.	Alexander V. Kachurin	Head of Division, Finance Department, JSC Svyazinvest
5.	Aleksey E. Kopiev	Chief Expert, Internal Audit Department, JSC Svyazinvest
6.	Irina V. Prokofieva	Director of Internal Audit Department, JSC Svyazinvest
7.	Kirill V. Frolov	Head of Division, Deputy Director of Internal Audit Department, JSC Svyazinvest

Audit company **Ernst&Young Vneshaudit** was approved as the Company auditor for 2004.
Also, it was decided to increase the charter capital of JSC CenterTelecom by increasing the nominal value

of ordinary shares from RUR0.3 to RUR3.00 each, and the nominal value of preference class A shares from RUR0.3 to RUR3.00 each through additional capital of the Company in the part of revaluation of funds totaling to RUR5,680,799,068.50 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight Russian roubles and fifty copecks). The shares will be placed by converting previously placed shares into shares of the same type and category with the increased nominal value.
The following allocations (percentage) were approved to calculate annual remuneration payable to members of the Board of Directors:

- in the amount of 0.11 percent of EBITDA according to financial statements of the Company for 2003 under International Accounting Standards;
- in the amount of 0.25 percent of the Company net profit allocated for dividend payments upon results of 2003.

At the meeting of the newly elected Board of Directors held on June 11, 2004 Mr. Valeriy N. Yashin, General Director, JSC Svyazinvest was elected Chairman of the Board, and Mr. R. A. Amaryan, General Director, JSC CenterTelecom was elected Deputy Chairman.

82-5798

MINUTES

of the annual general meeting of shareholders of JSC CenterTelecom

June 11, 2004 # 12

Joint-Stock Central Telecommunication Company (the Company)
Registered office address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

Type of meeting: annual
Form of holding the meeting: annual general meeting of shareholders held by joint attendance of shareholders with advance provision of ballots for voting.
Venue of the meeting: Ekateriniski Palace, 2 Suvorovskaya Square, Moscow, Russia
Address for sending completed ballots: 6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia

Start registration at: 9:00 a.m.
End registration at: 00:50 p.m.
Meeting opens at: 11:00 a.m.
Meeting closed at: 02:00 p.m.
Start vote counting at: 01:00 p.m.

The meeting presidium:

R. Amaryan, General Director, JSC CenterTelecom, Chairman of the general meeting of shareholders
V. Yashin, Chairman of the Board of Directors of JSC CenterTelecom, General Director, JSC Svyazinvest

Secretariat of the general meeting of shareholders:

N. Sudareva – Chairperson of Secretariat
A. Akhvlediani
T. Vedeneeva
S. Grushin
A. Kalinchenko
V. Kuzovkina
G. Lartsova
I. Sakovich
O. Sorokina
O. Syrkin
M. Khrutskaya

Shareholders and their authorized representatives are attending the meeting.

Invited attendance: government officials, members of the Board of Directors and nominees to the Board, representatives of the independent auditor Ernst&Young Vneshaudit, members of the current Audit Commission and nominees to the new Audit Commission, members of the Management Board of JSC CenterTelecom, heads of subsidiaries and separate units of the Company, the press, leading analysts of the telecommunications market and corporate governance experts.

THE MEETING AGENDA

1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Audit Commission of the Company.

4. Approval of the Company Auditor for 2004.
5. Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company.
6. Introduction of amendments and additions to the Company's Charter.
7. Introduction of amendments and additions to the Regulations on the Board of Directors of the Company.
8. Introduction of amendments and additions to the Regulations on the Management Board of the Company.
9. Introduction of amendments and additions to the Regulations on the Audit Commission of the Company.
10. Determination of remuneration to members of the Company's Board of Directors.

According to the effective applicable law of the Russian Federation and Regulations on general meetings of shareholders the duties of the counting commission are entrusted with the specialized registrar of the Company – Private JSC Registrator-Svyaz. There are twelve members of the counting commission.

The counting commission chairman Mr. I. Maksimov, Deputy General Director of Private JSC Registrator-Svyaz compiled the minutes of quorum determination at the annual general meeting of shareholders (cf. Annex 1).

The list of persons eligible to take part in the annual general meeting of shareholders of JSC CenterTelecom was compiled based on the records in the register of shareholders as of April 23, 2004 (the "record date").

As on the record date there were **1,578,006,833** outstanding shares placed by the Company, of which **no (zero)** shares were acquired (repurchased) by the Company.

Shareholders of JSC CenterTelecom – owners of ordinary shares of the Company are entitled to vote on issues Nos 1-2, 4-10 of the agenda of the annual general meeting of shareholders.

Shareholders of JSC CenterTelecom – owners of ordinary shares of the Company barring shares owned by members of the Board of Directors (Supervisory Board) or senior managers/executives of the Company are entitled to vote on issue 3 of the agenda of the annual general meeting of shareholders.

Altogether, shareholders and their authorized representatives owning on aggregate **1,380,977,465** votes or **87.51** percent of the total number of placed voting shares of JSC CenterTelecom took part in the annual general meeting of shareholders on issues 1-2, 4-10 of the meeting agenda.

Pursuant to Article 58 of the Federal Law On Joint-Stock Companies "a meeting of shareholders is valid (a quorum is reached) if shareholders owning on aggregate over one half of the placed voting shares of the company took part in the meeting".

Thus, there is a quorum present to pass decisions on issues Nos 1-2, 4-10 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom.

Altogether, shareholders and their authorized representatives owning on aggregate **1,378,448,374** votes or **87.49** percent of the total number of placed voting shares of JSC CenterTelecom took part in the annual general meeting of shareholders on issue 3 of the meeting agenda.

Pursuant to Article 58 of the Federal Law On Joint-Stock Companies "a meeting of shareholders is valid (a quorum is reached) if shareholders owning on aggregate over one half of the placed voting shares of the company took part in the meeting".

Thus, there is a quorum present to pass decisions on issue No 3 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom.

The chairperson of the secretariat of the annual general meeting of shareholders Ms. N. Sudareva briefed participants of the annual general meeting of shareholders on the provisions regulating the order and arrangements of the meeting.

ISSUE 1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003

Mr. R. Amaryan, General Director, JSC CenterTelecom spoke on the issue and reported on results of the Company operations in 2003.

Mr. A. Lokotkov, First Deputy General Director, Financial Director, JSC CenterTelecom spoke on the distribution of profit for 2003.

Issues (questions) raised by shareholders in keeping with provisions regulating the conduct of the general meeting of shareholders were clarified as required by the Chairman of the general meeting of shareholders Mr. R. Amaryan, General Director of the Company.

ISSUE 2. Election of members of the Company's Board of Directors

Ms. E. Sidorovich, member the Corporate Governance Committee of the Company's Board of Directors, Director of the Securities and Corporate Governance Department reported on the background of candidates to the Board of Directors.

put forward by JSC Svyazinvets

1	Ruben A. Amaryan	- General Director, JSC CenterTelecom
2	Stanislav P. Avdiants	- Executive Director, Director of Economic and Tariff Policies, JSC Svyazinvest
3	Vadim E. Belov	- Deputy General Director, JSC Svyazinvest
4	Lyudmila A. Kormilitsyna	- Deputy Director of Telecommunications Department, JSC Svyazinvest
5	Maksim O. Kozyrev	- Deputy Director of Legal Department, JSC Svyazinvest
6	Aleksey B. Panteleev	- Vice-Governor of the Moscow region
7	Oksana V. Petrova	- Deputy Head of Division, Corporate Governance Department, JSC Svyazinvest
8	Igor. N. Osipov	- Head of Division, Department of Capital Investment Management, JSC Svyazinvest
9	Elena V. Umnova	- Director of Finance Department, JSC Svyazinvest
10	Evgeniy V. Yurchenko	- Deputy General Director, JSC Svyazinvest
11	Valeriy N. Yashin	- General Director, JSC Svyazinvest

put forward by Russian Federal Property Fund

1	Boris D. Antonyuk	First Deputy Minister for Communications and Informatics
2	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund

put forward by Lindsell Enterprises Limited

1	Alexander V. Ikonnikov	Executive Director, Investor Protection Association
2	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors., Inc.

put forward by Private JSC ABN AMRO BANK A.O.

1	Alexander M. Branis	Director, Prosperity Capital Management

put forward by Private JSC Brunswick UBS Nominees

1	Alexander V. Ikonnikov	Executive Director, Investor Protection Association

put forward by Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVEST LLC

1	Ivan Ya. Boyko	Representative of Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVEST LLC
2	Vadim M. Komissarov	Managing Director, RCF Corporate Finance

Other shareholders of the Company did not put forward any proposals on nominees to the Board of Directors. All proposals submitted by shareholders and putting forward nominees to the

Board of Directors were deemed valid by the Board of Directors, and all proposed candidates were included in the list for voting.

No applications/questions including those to nominees to the Board of Directors were submitted by shareholders.

ISSUE 3. Election of members of the Audit Commission of the Company

Mr. R. Amaryan reported that according to the Charter of the Company there shall be 7 members of the elected Audit Commission. The Board of Directors had preliminary reviewed and included in the list of nominees for voting the following candidates:

put forward by JSC Svyazinvest:

1. Konstantin V. Beliaev, Chief Accountant, JSC Svyazinvest
2. Natalia V. Ermolaeva, Head of Division, Economic and Tariff Policies Department, JSC Svyazinvest
3. Alexander V. Kachurin, Head of Division, Finance Department, JSC Svyazinvest
4. Irina V. Prokofieva, Director of Internal Audit Department, JSC Svyazinvest
5. Kirill V. Frolov, Head of Division, Deputy Director of Internal Audit Department, JSC Svyazinvest
6. Liudmila V. Buryanova, First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting, JSC CenterTelecom
7. Aleksey E. Kopiev, Chief Expert, Internal Audit Department, JSC Svyazinvest

Other shareholders did not propose any nominees to the Audit Commission.

No applications/questions on the issue including those to nominees to the Audit Commission were submitted by shareholders.

ISSUE 4 Approval of the Company Auditor for 2004

Mr. R. Amaryan reported that the Board of Directors of the Company recommended to the annual general meeting of shareholders to approve Private JSC Ernst&Young Vneshaudit as the Company auditor for 2004.

Private JSC Ernst&Young Vneshaudit was the Company auditor in 2002 and 2003, and also offers auditing and consulting services to Russia's leading telecommunications companies.

No applications/questions on the issue including those to representatives of Private JSC Ernst&Young Vneshaudit were submitted by shareholders.

ISSUE 5. Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company

Ms. E. Sidorovich, member of the Corporate Governance Committee of the Company Board of Directors, Director of Securities and Corporate Governance Department spoke on the issue.

No applications/questions on the issue were submitted by shareholders.

ISSUE 6. Introduction of amendments and additions to the Company's Charter

Ms. E. Sidorovich, member of the Corporate Governance Committee of the Company Board of Directors, Director of Securities and Corporate Governance Department spoke on the issue, briefly outlining amendments and additions to be incorporated in the current issue of the Company's Charter.

No applications/questions on the issue were submitted by shareholders.

ISSUE 7. Introduction of amendments and additions to the Regulations on the Board of Directors of the Company

Ms. E. Sidorovich, member of the Corporate Governance Committee of the Company Board of Directors, Director of Securities and Corporate Governance Department spoke on the issue, briefly outlining amendments and additions to be incorporated in the current issue of the Regulations on the Board of Directors of the Company.

No applications/questions on the issue were submitted by shareholders.

<u>ISSUE 8</u> Introduction of amendments and additions to the Regulations on the Management Board of the Company

Ms. E. Sidorovich, member of the Corporate Governance Committee of the Company Board of Directors, Director of Securities and Corporate Governance Department spoke on the issue, reporting that proposed amendments and additions to be made in Article 6 of the regulations on the Management Board of the Company set forth more clear and transparent procedure of determination of remuneration payable to members of the Management Board of Company.

No applications/questions on the issue were submitted by shareholders.

<u>ISSUE 9</u> Introduction of amendments and additions to the Regulations on the Audit Commission of the Company

Ms. E. Sidorovich, member of the Corporate Governance Committee of the Company Board of Directors, Director of Securities and Corporate Governance Department spoke on the issue, briefly outlining amendments and additions to be introduced in the Regulations on the Audit Commission of the Company

No applications/questions on the issue were submitted by shareholders.

<u>ISSUE 10</u> Determination of remuneration to members of the Company's Board of Directors

Ms. E. Sidorovich, member of the Nomination and Remuneration Committee of the Company Board of Directors, Deputy General Director – Director for Personnel of the Company spoke on the issue, and reported on the procedure for determination of the remuneration payable to members of the Board of Directors.

No applications/questions on the issue were submitted by shareholders.

After information on agenda issues was provided the Chairman of the general meeting of shareholders Mr. R. Amaryan reminded the audience that shareholders who had failed to vote could cast their ballots within half an hour until 00.50 p.m. having received necessary clarifications from the counting commission if required.

In order to complete voting and for the counting commission to have final results of voting on all agenda issues of the annual general meeting of shareholders the meeting was adjourned for an hour and a quarter.

When the break was over the Chairman of the counting commission Mr. I. Maksimov presented minutes of the voting results at the annual general meeting of shareholders of JSC CenterTelecom (see Annex 2).

Results of the vote on issue 1 of the agenda

	Motion	FOR	AGAINST	ABSTAIN	PERCENTAGE OF «FOR» VOTES
1.1	To approve the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003	1,371,358,781	154,184	7,440,039	99.30
1.2	To pay dividends for 2003 as follows: RUR0.124867 per ordinary share payable in cash before December 31, 2004	1,371,079,397	233,889	7,501,589	99.28
1.3	RUR0.285662 per preference class A share payable in cash before August 10, 2004	1,370,542,476	219,570	8,094,562	99.24

IT WAS RESOLVED:

1.1. To approve the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003

1.2. To pay dividends for 2003 as follows:

- **RUR0.124867 per ordinary share payable in cash before December 31, 2004**
- **RUR0.285662 per preference class A share payable in cash before August 10, 2004**

Results of the vote on issue 2 of the agenda:
FOR: 15,143,710,010 (99.69 %)
AGAINST: 978,890 (0.01%)
ABSTAIN: 1,414,699 (0.01%)

	Nominee's name	Number f votes
1	Ruben A. Amaryan	1,100,664,233
2	Stanislav P. Avdiants	1,106,944,154
3	Boris D. Antonyuk	1,106,881,308
4	Vadim E. Belov	1,108,164,101
5	Alexander M. Branis	854,602,820
6	Ivan Ya. Boyko	716,130,491
7	Alexander P. Gribov	1,668,683,927
8	Alexander V. Ikonnikov	1,226,487,876
9	Lyudmila A. Kormilitsyna	3,828,377

10	Maksim O. Kozyrev	4,060,932
11	Vadim M. Komissarov	2,872,366
12	Igor N. Osipov	1,706,180
13	Oksana V. Petrova	1,105,923,861
14	Aleksey B. Panteleev	4,499,325
15	Elena V. Umnova	1,106,135,867
16	Grigoriy M. Finger	1,233,895,729
17	Evgeniy V. Yurchenko	1,110,016,224
18	Valeriy N. Yashin	1,671,610,901

IT WAS RESOLVED: **2.1. To elect the following members of the Board of Directors:**

1) **Valeriy N. Yashin;**
2) **Alexander P. Gribov;**
3) **Grigoriy M. Finger;**
4) **Alexander V. Ikonnikov;**
5) **Evgeniy V. Yurchenko;**
6) **Vadim E. Belov;**
7) **Stanislav P. Avdiants;**
8) **Boris D. Antonyuk;**
9) **Elena V. Umnova;**
10) **Oksana V. Petrova;**
11) **Ruben A. Amaryan.**

Results of the vote on issue 3 of the agenda

	Nominee's name	FOR	AGAINST	ABSTAIN
1	Konstantin V. Beliaev	1,255,011,098	15,622,394	81,969,753
2	Liudmila V. Buryanova	1,293,948,641	152,260	82,528,015
3	Natalia V. Ermolaeva	1,253,477,781	16,471,380	82,581,609
4	Alexander V. Kachurin	1,251,583,262	17,526,803	82,624,087
5	Aleksey E. Kopiev	1,251,626,386	17,506,420	82,639,125
6	Irina V. Prokofieva	1,252,549,803	17,355,271	82,600,095
7	Kirill V. Frolov	1,252,772,029	16,458,418	82,656,876

IT WAS RESOLVED:

3.1. To elect the following members of the Audit Commission

1. **Liudmila V. Buryanova**
2. **Konstantin V. Beliaev**
3. **Natalia V. Ermolaeva**
4. **Kirill V. Frolov**
5. **Irina V. Prokofieva**
6. **Aleksey E. Kopiev**
7. **Alexander V. Kachurin**

Results of the vote on issue 4 of the agenda:

FOR: 1,314,693,231 (95.20%)

AGAINST: 41,772,111 (3.02%)

ABSTAIN: 12,786,503 (0.93%)

IT WAS RESOLVED:

4.1. To approve Private JSC Ernst&Young Vneshaudit as the Company auditor for 2004

<u>Results of the vote on issue 5 of the agenda:</u>
FOR: 1,284,932,614 (93.05%)
AGAINST: 3,035,579 (0.22%)
ABSTAIN: 81,626,454 (5.93%)

<u>IT WAS RESOLVED:</u>
5.1 To increase the Charter capital of the Company by way of increasing the nominal value of ordinary and preference Class A shares from RUR0.3 to RUR3 each through additional capital in the part of revaluation of funds totaling RUR5,680,799,068.5 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight Russian roubles and fifty copecks).
5.2. To specify the placement of shares through conversion of already placed shares into shares of the same category (type) with the increased nominal value.

<u>Results of the vote on issue 6 of the agenda:</u>
FOR: 1,343,828,780 (97.31%)
AGAINST: 3,069,063 (0.22%)
ABSTAIN: 22,698,643 (1.64%)

<u>IT WAS RESOLVED:</u>
6.1. To make amendments and additions to the Company Charter.

<u>Results of the vote on issue 7 of the agenda:</u>
FOR: 1,293,221,360 (93.65%)
AGAINST: 3,198,753 (0.23%)
ABSTAIN: 82,006,129 (5.94%)

<u>IT WAS RESOLVED:</u>
7.1. To make amendments and additions to the Regulations on the Board of Directors of the Company.

<u>Results of the vote on issue 8 of the agenda:</u>
FOR: 1,294,959,723 (93.77%)
AGAINST: 3,180,746 (0.23%)
ABSTAIN: 82,642,042 (5.98%)

<u>IT WAS RESOLVED:</u>
8.1. To make amendments and additions to the Regulations on the Management Board of the Company.

<u>Results of the vote on issue 9 of the agenda:</u>
FOR: 1,291,563,354 (93.53%)
AGAINST: 5,304,288 (0.38%)
ABSTAIN: 82,782,303 (5.99%)

<u>IT WAS RESOLVED:</u>
9.1. To make amendments and additions to the Regulations on the Audit Commission of the Company

<u>Results of the vote on issue 10 of the agenda:</u>
FOR: 1,136,479,367 (82.30%)
AGAINST: 2,044,022 (0.15%)

ABSTAIN: 239,801,664 (17.36%)

IT WAS RESOLVED:

10.1. To approve the following norms (percentage) of allocations for calculation of annual remuneration to members of the Board of Directors:
- to the amount of 0.11 percent of EBITDA stated in financial accounts of the Company according to IAS for 2004;
- to the amount of 0.25 percent of the Company's net profit allocated for dividend payments for 2004

The Chairman of the annual general meeting of shareholders Mr. R. Amaryan thanked the audience for taking part in the meeting of shareholders and declared the annual general meeting of shareholders closed.

R. Amaryan
Chairman of the annual general meeting of shareholders

N. Sudareva
Chairperson of the Secretariat

Annexes to the Minutes of the annual general meeting of shareholders:

1. Minutes dated June 11, 2004 compiled by Private JSC Registrator-Svyaz on determination of the quorum at the annual general meeting of shareholders, 2 pp.
2. Minutes dated June 11, 2004 compiled by Private JSC Registrator-Svyaz of the final voting results at the annual general meeting of shareholders of JSC CenterTelecom, 9 pp.
3. Amendments and additions introduced in the Company's Charter.
4. Amendments and additions introduced in the Regulations on the Board of Directors.
5. Amendments and additions introduced in the Regulations on the Audit Commission.
6. Amendments and additions introduced in the Regulations on the Management Board.

Annex
to the Minutes of the annual general meeting of shareholders
of Joint-Stock Central Telecommunication Company

Quorum determination

Moscow **June 11, 2004**

Joint-Stock Central Telecommunication Company
Domicile address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
General meeting type: annual
Form of holding the meeting: annual general meeting of shareholders held in joint attendance of shareholders for the purpose of reviewing agenda issues and passing decisions on motions put to a vote.
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
Registration ends at: 00.50 pm
The meeting opens at: 11:00 am
The meeting is adjourned at: 2.00 pm
Vote counting starts at: 1.00 pm

Agenda of the meeting:

1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Audit Commission of the Company.
4. Approval of the Company Auditor for 2004.
5. Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company.
6. Introduction of amendments and additions to the Company's Charter.
7. Introduction of amendments and additions to the Regulations on the Board of Directors of the Company.
8. Introduction of amendments and additions to the Regulations on the Management Board of the Company.
9. Introduction of amendments and additions to the Regulations on the Audit Commission of the Company.
10. Determination of remuneration to members of the Company's Board of Directors.

The list of persons eligible to take part in the annual general meeting of shareholders of JSC CenterTelecom was compiled based on the register records as on April 23, 2004 (the record date).

As of the record date Joint-Stock Central Telecommunication Company had **1,578,006,833** placed ordinary shares outstanding, of which **none (zero)** was repurchased by the Company.

Shareholders owning ordinary shares of JSC CenterTelecom are eligible to vote on issues 1-2, and 4-10 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom.

Shareholders owning ordinary shares of JSC CenterTelecom except shares owned by members of the Board of Directors (Supervisory Board) of the Company or persons holding senior managerial positions in the Company are eligible to vote on issue 3 of the meeting agenda.

Shareholders and authorized representatives holding on aggregate **1,380,977,465** votes for voting on issues 1-2, 4-10 of the meeting agenda, accounting for **87.51 percent** of the total number of placed voting shares of JSC CenterTelecom took part in the meeting.

According to Article 58 of the Federal Law On Joint-Stock Companies "an annual meeting of shareholders is valid (quorum is reached) if shareholders owning on aggregate in excess of half of votes attached to placed voting shares of the Company".

Thus, there is a quorum for passing decisions on issues 1-2, 4-10 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom.

Shareholders and authorized representatives holding on aggregate **1,378,448,374** votes for voting on issue 3 of the meeting agenda accounting for **87.49 percent** of the total number of placed voting shares of JSC CenterTelecom eligible for voting on the issue took part in the meeting.

According to Article 58 of the Federal Law On Joint-Stock Companies "an annual meeting of shareholders is valid (quorum is reached) if shareholders owning on aggregate in excess of half of votes attached to placed voting shares of the Company".

Thus, there is a quorum for passing decisions on issue 3 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom.

Duties of the counting commission are performed by Private Joint-Stock Company REGISTRATOR-SVYAZ
The registrator's domicile address: 15-a Kalanchevskaya Street, Moscow, 107078, Russia.

Authorized representative of Private JSC Registrator-Svyaz
________________**/Sergey N. Tolstokhlebov/**
signature

Annex
to the Minutes of the annual general meeting of shareholders
of Joint-Stock Central Telecommunication Company

Results of voting
at the general meeting of shareholders
of Joint-Stock Central Telecommunication Company

Moscow **June 11, 2004**

Joint-Stock Central Telecommunication Company
Domicile address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
General meeting type: annual
Form of holding the meeting: annual general meeting of shareholders held in joint attendance of shareholders for the purpose of reviewing agenda issues and passing decisions on motions put to a vote.
Date of the meeting: June 11, 2004
Venue of the meeting: Ekatererininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
Registration ends at: 00.50 pm
The meeting opens at: 11:00 am
The meeting is adjourned at: 2.00 pm
Vote counting starts at: 1.00 pm

Agenda of the meeting:

1. **Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.**
2. **Election of members of the Company's Board of Directors.**
3. **Election of members of the Audit Commission of the Company.**
4. **Approval of the Company Auditor for 2004.**
5. **Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company.**
6. **Introduction of amendments and additions to the Company's Charter.**
7. **Introduction of amendments and additions to the Regulations on the Board of Directors of the Company.**
8. **Introduction of amendments and additions to the Regulations on the Management Board of the Company.**
9. **Introduction of amendments and additions to the Regulations on the Audit Commission of the Company.**
10. **Determination of remuneration to members of the Company's Board of Directors.**

1. **Results of the vote on issue 1 of the meeting agenda:**
Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003

1.1.

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,379,414,019**
Ballots deemed invalid contain on aggregate (number of votes)	**461,015**

Results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 1 of the meeting agenda
For	**1,371,358,781**	**99.30 %**
Against	**154,184**	**0.01 %**
Abstain	**7,440,039**	**0.54 %**

Decision passed by the meeting: **1. To approve the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003**

1.2.

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,379,076,190**
Ballots deemed invalid contain on aggregate (number of votes)	**261,315**

Results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 1 of the meeting agenda
For	**1,371,079,397**	**99.28 %**
Against	**233,889**	**0.02 %**
Abstain	**7,501,589**	**0.54 %**

Decision passed by the meeting: **2. To pay dividends for 2003 as follows: RUR0.124867 per ordinary share payable in cash before December 31, 2004**

1.3.

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,379,081,339**
Ballots deemed invalid contain on aggregate (number of votes)	**224,641**

Results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 1 of the meeting agenda
For	**1,370,542,476**	**99.24 %**
Against	**219,570**	**0.02 %**
Abstain	**8,094,562**	**0.59 %**

Decision passed by the meeting: **3. To pay dividends for 2003 as follows: RUR0.285662 per preference class A share payable in cash before August 10, 2004**

2. Results of the vote on issue 2 of the meeting agenda: Election of members of the Company's Board of Directors

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**15,190,752,115**
of which:	
Took part in the vote (number of votes)	**15,189,821,218**
Ballots deemed invalid contain on aggregate (number of votes)	**43,717,619**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 2 of the meeting agenda
For	**15,143,710,010**	**99,69 %**
Against all nominees	**978,890**	**0,01 %**
Abstain in respect of all nominees	**1,414,699**	**0,01 %**

Nominee	Number of "FOR" votes
Ruben A. Amaryan	**1,100,664,233**
Stanislav P. Avdiants	**1,106,944,154**
Boris D. Antonyuk	**1,106,881,308**
Vadim E. Belov	**1,108,164,101**

Alexander M. Branis	**854,602,820**
Ivan Ya. Boyko	**716,130,491**
Alexander P. Gribov	**1,668,683,927**
Alexander V. Ikonnikov	**1,226,487,876**
Lyudmila A. Kormilitsyna	**3,828,377**
Maksim O. Kozyrev	**4,060,932**
Vadim M. Komissarov	**2,872,366**
Igor N. Osipov	**1,706,180**
Oksana V. Petrova	**1,105,923,861**
Aleksey B. Panteleev	**4,499,325**
Elena V. Umnova	**1,106,135,867**
Grigoriy M. Finger	**1,233,895,729**
Evgeniy V. Yurchenko	**1,110,016,224**
Valeriy N. Yashin	**1,671,610,901**

Decision passed by the meeting: **To elect the following members of the Board of Directors of the Company:**

1) **Valeriy N. Yashin;**
2) **Alexander P. Gribov;**
3) **Grigoriy M. Finger;**
4) **Alexander V. Ikonnikov;**
5) **Evgeniy V. Yurchenko;**
6) **Vadim E. Belov;**
7) **Stanislav P. Avdiants;**
8) **Boris D. Antonyuk;**
9) **Elena V. Umnova;**
10) **Oksana V. Petrova;**
11) **Ruben A. Amaryan.**

3. **Results of the vote on issue 3 of the meeting agenda:**
Election of members of the Audit Commission of the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,575,473,651**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,378,448,374**
of which:	
Took part in the vote (number of votes)	**1,377,665,799**
Ballots deemed invalid contain on aggregate (number of votes)	**670,604**

Final results of the vote:

	Number of "FOR" votes	**Number of "AGAINST" votes**	**Number of "ABSTAIN" votes**
Konstantin V. Beliaev	**1,255,011,098**	**15,622,394**	**81,969,753**
Lyudmila V. Buryanova	**1,293,948,641**	**152,260**	**82,528,015**
Natalia V. Ermolaeva	**1,253,477,781**	**16,471,380**	**82,581,609**
Alexander V. Kachurin	**1,251,583,262**	**17,526,803**	**82,624,087**
Aleksey E. Kopiev	**1,251,626,386**	**17,506,420**	**82,639,125**
Irina V. Prokofieva	**1,252,549,803**	**17,355,271**	**82,600,095**
Kirill V. Frolov	**1,252,772,029**	**16,458,418**	**82,656,876**

Decision passed by the meeting: **To elect the following members of the Audit Commission:**

1) **Lyudmila V. Buryanova;**
2) **Konstantin V. Beliaev;**
3) **Natalia V. Ermolaeva;**
4) **Kirill V. Frolov;**
5) **Irina V. Prokofieva;**
6) **Aleksey E. Kopiev;**
7) **Alexander V. Kachurin.**

4. **Results of the vote on issue 4 of the meeting agenda:**
   Approval of the Company auditor for 2004

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,369,364,439**
Ballots deemed invalid contain on aggregate (number of votes)	**112,594**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 4 of the meeting agenda
For	**1,314,693,231**	**95.20 %**
Against	**41,772,111**	**3.02 %**
Abstain	**12,786,503**	**0.93 %**

Decision passed by the meeting: **To approve Private JSC Ernst&Young Vneshaudit as the Company auditor for 2004**

5. **Results of the vote on issue 5 of the meeting agenda:**
   Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,369,710,489**
Ballots deemed invalid contain on aggregate (number of votes)	**115,842**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 5 of the meeting agenda
For	**1,284,932,614**	**93.05 %**
Against	**3,035,579**	**0.22 %**
Abstain	**81,626,454**	**5.91 %**

Decision passed by the meeting:
1) **To increase the Charter capital of the Company by way of increasing the nominal value of ordinary and preference Class A shares from RUR0.3 to RUR3 each through additional capital in the part of revaluation of funds totaling RUR5,680,799,068.5 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight Russian roubles and fifty copecks);**

2) To specify the placement of shares through conversion of already placed shares into shares of the same category (type) with the increased nominal value.

6. Results of the vote on issue 6 of the meeting agenda:
Introduction of amendments and additions to the Company's Charter

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,369,719,115**
Ballots deemed invalid contain on aggregate (number of votes)	**122,629**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 6 of the meeting agenda
For	**1,343,828,780**	97.31 %
Against	**3,069,063**	0.22 %
Abstain	**22,698,643**	1.64 %

Decision passed by the meeting: **To make amendments and additions to the Company Charter**

7. Results of the vote on issue 7 of the meeting agenda.
Introduction of amendments and additions to the Regulations on the Board of Directors of the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,378,573,936**
Ballots deemed invalid contain on aggregate (number of votes)	**147,694**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 7 of the meeting agenda
For	**1,293,221,360**	93.65 %
Against	**3,198,753**	0.23 %
Abstain	**82,006,129**	5.94 %

Decision passed by the meeting: **To make amendments and additions to the Regulations on the Board of Directors of the Company**

8. **Results of the vote on issue 8 of the meeting agenda:**
Introduction of amendments and additions to the Regulations on the Management Board of the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,380,899,761**
Ballots deemed invalid contain on aggregate (number of votes)	**117,250**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 8 of the meeting agenda
For	**1,294,959,723**	**93.77 %**
Against	**3,180,746**	**0.23 %**
Abstain	**82,642,042**	**5.98 %**

Decision passed by the meeting: **To make amendments and additions to the Regulations on the Management Board of the Company**

9. **Results of the vote on issue 9 of the meeting agenda:**
Introduction of amendments and additions to the Regulations on the Audit Commission of the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,379,785,878**
Ballots deemed invalid contain on aggregate (number of votes)	**135,933**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 9 of the meeting agenda
For	**1,291,563,354**	**93.53 %**
Against	**5,304,288**	**0.38 %**
Abstain	**82,782,303**	**5.99 %**

Decision passed by the meeting: **To make introduction of amendments and additions to the Regulations on the Audit Commission of the Company**

10. Results of the vote on issue 10 of the meeting agenda:
Determination of remuneration to members of the Company's Board of Directors

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and eligible to vote on the motion	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and eligible to vote on the motion	**1,380,977,465**
of which:	
Took part in the vote (number of votes)	**1,378,486,495**
Ballots deemed invalid contain on aggregate (number of votes)	**161,442**

Final results of the vote:

	Number of votes	Percentage of the total number of votes belonging to shareholders eligible to vote on issue 10 of the meeting agenda
For	**1,136,479,367**	**82.30 %**
Against	**2,044,022**	**0.15 %**
Abstain	**239,801,664**	**17.36 %**

Decision passed by the meeting: **To approve the following norms (percentage) of allocations for calculation of annual remuneration to members of the Board of Directors:**

- to the amount of 0.11 percent of EBITDA stated in financial accounts of the Company according to IAS for 2004;
- to the amount of 0.25 percent of the Company's net profit allocated for dividend payments for 2004

The duties of the counting commission are performed by
Private JSC REGISTRATOR-SVYAZ

The registrator's domicile address: 15-a Kalanchevskaya Street, Moscow, 107078, Russia.

Authorized representative of Private JSC Registrator-Svyaz
_______________**/Sergey N. Tolstokhlebov/**
signature

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # 12

AMENDMENTS AND CHANGES to the CHARTER of JSC CENTERTELECOM

#	Clause	Effective wording	New wording
1.	**Clause 5** Subsidiaries (branches) and representative offices of the Company. Daughter and affiliated companies	5.2.1. **Belsvyaz – subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia	5.2.1. **Belgorodski subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia
		5.2.2. **Bryansksvyazinform – subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia	5.2.2. **Bryanski subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia
		5.2.3. **Elektrosvyaz of the Vladimir region – subsidiary of JSC CenteerTelecom** Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia	5.2.3. **Vladimirski subsidiary of JSC CenterTelecom** Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia
		5.2.4. **Voronezhsvyazinform – subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia	5.2.4. **Voronezhski subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia
		5.2.5. **Ivetelecom - subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address 1 10th of August Street, Ivanovo, 153000, Russia	5.2.5. **Ivanovski subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address: 1 10th of August Street, Ivanovo, 153000, Russia
		5.2.7. **KostromaTelecom - subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia	5.2.7. **Kostromskoy subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia
		5.2.9. **Lipetskelektrosvyaz - subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address 398000, г. Липецк,	5.2.9. **Lipetski subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address 61 Oktyabrskaya

		улица Октябрьская, дом 61. 5.2.13. **SmolenskTelecom - subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14.**Tambovskaya Elektrosvyaz – subsidiary of JSC CenterTelecom** Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia Mailing address 392002, г. Тамбов, улица Астраханская, дом 2-в 5.2.16. **TulaTelecom - subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yarteleccom - subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia	Street, Lipetsk, 398000, Russia 5.2.13. **Smolenski subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14. **Tambovski subsidiary of JSC CenterTelecom** Registered office: 32-B Astrakhanskaya Street, Tambov, 392002, Russia Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia 5.2.16. **Tulski subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yaroslavski subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
2.	**Clause 6** Charter (Authorized) Capital of the Company. Placed and declared shares. Par. 6.3	The Company has the right to place 76 166 167 common registered non-documentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 0.3 Roubles. The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 0.3 Roubles.	The Company has the right to place 76,166,167 common registered non-documentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Roubles. The Company has the right the place 25,405,178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Roubles.
3.	**Clause 6** Charter (Authorized) Capital of the Company. Placed and declared shares. Par. 6.8	An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the	An increase of the charter capital of the Company by public placement of additional **common (ordinary)** shares where the number of shares to be additionally placed is more than 25 percent of number of **common (ordinary)** shares previously placed by the Company

		General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.	shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
4.	**Clause 13** General Meeting of Shareholders Item 8, Par. 13.2	An increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting	An increase of the Company's charter capital by placement of additional **common (ordinary)** shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting
5.	**Clause 14** Board of Directors of the Company Item 11, par. 14.4	Approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, **quarterly reports of issuer of mass-issued securities** and reports on the results of acquisition by the Company of shares for the purposes of redemption	Approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption
6.	**Clause 14** Item 22, par. 14.4	Agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions	Defining the key principles of the organizational structure of the Company
7.	**Clause 14** Board of Directors of the Company Item 32, par. 14.4	Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;	Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations **On the Corporate Secretary** and the Office of the Company Corporate Secretary;
8.	**Clause 14** Board of Directors of the Company Item 39, par. 14.4	No	39) Approval of the Code of Corporate Conduct of the Company, making amendments and changes to it. Items 39, 40 par. 14.4, Clause 14 become items 40, 41 par. 14.4 respectively.
9.	**Clause 14** Board of Directors of the Company Paragraph 3,4,	No	Decision on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party

	par. 14.6		transactions. In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties in the deal.
10.	**Clause 14** Management Board of the Company Item 18, Par. 14.4	No	Approval of the organizational chart of the Company including key functions.
11.	**Clause 16.** General Director of the Company Par. 16.4	No	The General Director is personally responsible for making arrangements and putting in place the required conditions for protection of state secrets in the Company, and bears responsibility for noncompliance with restrictions set out by applicable legislation related to reviewing materials containing state secrets.
12.	**Clause 21.** Liquidation (Winding up) of the Company Par. 21.4	No	In the event of liquidation (winding up) or cessation of activities involving handling state secret information, the Company shall ensure preservation of this data and hard cover/electronic disks, etc. with the data by developing and implementing a system of measures enforcing confidentiality and protection of information, counteractions to technical means of intelligence gathering, security and fire protection techniques.

APPROVED
By the general meeting of shareholders
of JSC CenterTelecom
June 11, 2004
Minutes # 12

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE MANAGEMENT BOARD OF JSC CENTERTELECOM

#	Clause	Current wording	Proposed wording
1.	**Clause 6** Remuneration of members of the Management Board and reimbursement of expenses related to performance of their duties Par. 6.2.	Remuneration is defined as percentage of the Company net profit in the reporting quarter according to the financial statements and shall be payable quarterly.	6.2. The amount and arrangements for determination of the remuneration, and its allocation between members of the Management Board shall be identified by a decision of the Company's Board of Directors.
2.	Par. 6.3.	The amount of the payable remuneration and its allocation between members of the Management Board are determined by a decision of the Company's Board of Directors based on a proposal put forward by the Chairman of the Management Board.	No
3.	Par. 6.4.	Par. 6.4. The norm (percentage) of allocation for calculation of the remuneration shall be determined by a decision of the Board of Directors.	No
4.	Par. 6.5.	Par. 6.5. Members of the Management Board are eligible to participate in stock option plans implemented by the Company.	Par. 6.3. Members of the Management Board are eligible to participate in stock option plans implemented by the Company.

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # __

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE INTERNAL AUDIT COMMISSION OF JSC CENTERTELECOM

#	Clause	Current wording	Proposed wording
1.	**Clause 1.** General provisions par. 1.3.	The Audit Commission of the Company shall be elected at the general meeting of shareholders as stipulated by the applicable legislation and the Company's Charter for the term in office of 1 year and membership of at least 3 members.	The Audit Commission of the Company shall be elected at the general meeting of shareholders as stipulated by the applicable legislation and the Company's Charter for the term in office of 1 year and membership of 7 members.
2.	**Clause 5.** Rules of Procedures of activities of the Audit Commission par. 5.3.3.	An unscheduled audit should be conducted by all means, if it is initiated: - by a general meeting of shareholders; - by the Company's Board of Directors. - by a shareholder (shareholders) owning on aggregate at least 10% of the Company voting shares; - by the Audit Commission itself.	An audit (check) of the financial and business activities of the Company is also conducted at any moment: - if initiated by the Company Audit Commission itself; - pursuant to a decision of a general meeting of shareholders of the Company; - pursuant to a decision of the Company's Board of Directors. - at the request of a shareholder (shareholders) holding on aggregate at least 10% of the Company voting shares with respect to all issues falling into the competencies of the general meeting of shareholders as the date of filing the request.
3.	**Clause 7.** Provisioning of operations of the Audit Commision. Remuneration and compensations	A member of the Audit Commission shall receive remuneration to the amount of 50% of the same payable to a member of the Board of Directors.	Members of the Audit Commission shall be paid quarterly remuneration of RUR150,000 each during their term in office. Remuneration payable to the Chairman of the Audit Commission shall be increased

	payable to the Audit Commission's members par. 7.4.	Remuneration to the Audit Commission members shall be pad within the period and according to the procedure determined with respect to payment of remuneration to members of the Board of Directors.	by a factor of 1.3. Remuneration payable to a member of the Audit Commission shall be pro rata to the period in office in the relevant quarter.
4.	**Clause 8.** Early termination of authorities par. 5.8.	In the event that the actual membership of the Audit Commission become less that half of the membership specified by the Company Charter or by these Regulations, the Chairman of the Audit Commission within 10 days from the occurrence of the event shall apply to the Board of Directors with a request to convene a general meeting of shareholders in order to elect (additionally elect) members of the Audit Commission.	In the event that the actual number of the Audit Commission members become less that half of the elected members the Board of Directors shall convene a general meeting of shareholders to elect a new Audit Commission. The remaining members of the Audit Commission shall perform their duties until election of the new Audit Commission at the extraordinary general meeting of shareholders.

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # 12

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE BOARD OF DIRECTORS OF JSC CENTERTELECOM

#	Clause	Current wording	Proposed wording
1.	**Clause 6** Meetings of the Board of Directors Par. 3 Subclause 6.5	If the agenda of a meeting contains matters related to the Company budget (approval, adjustment, results of execution of the same), notice of the meeting of the Board of Directors together with materials required for reviewing the matter shall be sent to members of the Board of Directors not later than 20 days prior to the meeting to be held in the form of personal attendance (or before the cut-off date for receiving opinions in writing of members of the Board of Directors on the agenda issues).	If the agenda of a meeting contains the issue of approval of the Company annual budget, notice of the meeting of the Board of Directors together with materials required for reviewing the matter shall be sent to members of the Board of Directors not later than 20 days prior to the meeting to be held in the form of personal attendance (or before the cut-off date for receiving opinions in writing of members of the Board of Directors on the agenda issues).
2.	**Clause 7.** Remuneration of members of the Board of Directors and reimbursement of expenses related to performance by them of their duties. Par. 7.3.	Quarterly compensation payable to each member of the Board of Directors is determined as a percentage of the Company revenues from sales of goods, products, works, services in the reporting period according to the financial statements of the Company. The amount of compensation payable to the Chairman of the Board of Directors is increased by a factor 1.3. Remuneration payable to a member of the Board of Directors shall be reduced: by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence; by 100% if the member attended less than half of the total	The amount of quarterly compensation payable to each member of the Board of Directors is RUR200,000 The amount of compensation payable to the Chairman of the Board of Directors is increased by a factor 1.5. Remuneration payable to a member of the Board of Directors shall be reduced: by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence; by 100% if the member attended less than half of the total

		number of the conducted Board meetings. For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.	number of the conducted Board meetings. For the quarter in which elections of the Board members took place, remuneration to the Board member shall be paid pro rata to the actual time in office in the quarter in question.
	par. 7.4.	The amount of annual remuneration for the whole Board of Directors is determined as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company. The amount of annual remuneration for each member of the Board of Directors shall be determined by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.	The amount of the annual remuneration for the whole Board of Directors is determined as allocated percentage pursuant to the set norms: - of the Company EBITDA according to the financial statements under IAS over the reporting year; - of the Company's net profit allocated for dividend payment in the reporting year. The annual remuneration shall be divided equally between the Board members. The amount of annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half of the total number of the Board meetings held during his/her term in office.
	par. 7.5.	The allocated norms (percentage) for calculation of quarterly and annual remuneration amounts shall be determined by a decision of a general meeting of shareholders at which the Board of Directors is elected.	The allocated norms (percentage) for calculation of the annual remuneration amounts shall be determined by a decision of the general meeting of shareholders at which the Board of Directors is elected.
	par. 7.6.	Members of the Board of Directors are eligible to take part in stock option plans implemented by the Company.	The annual remuneration of a member of the Board of Directors shall be paid not later than 3 months upon expiry of the term in office of the relevant Board.
	par. 7.7.		7.7. Members of the Board of

		No	Directors who are also members of a Committee of the Company's Board of Directors shall be paid in addition to the quarterly remuneration an amount of RUR40 thousand (for membership in each Committee of the Board) in consideration of performance by them of functions of a member of the relevant Board's Committee; however, a member of the Board cannot be a member of more than two Board's Committees. The Chairman of the Board's Committee shall be paid the additional amount multiplied by a factor of 1.25.
	par. 7.8.	No	7.8. Members of the Board of Directors shall be eligible to participate in stock option plans implemented by the Company.

CENTER TELECOM

RECEIVED
2004 JUL -2 A 10:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF A MATERIAL FACT
INFORMATION ON DECISIONS PASSED BY GENERAL MEETINGS

1. Full corporate name of the issuer specifying its organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **1000194A11062004**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**

8. Type of the general meeting of shareholders: ***annual general meeting of shareholders***

9. Form of holding the general meeting of shareholders: ***joint attendance by shareholders***

10 Date and venue of the meeting: ***June 11, 2004 at 11 a.m. in Ekaterininski Palace, at 2 Suvorovskaya Square, Moscow, Russia***

11. Quorum at the general meeting: ***Altogether 3,198 participants were registered owning on aggregate 1,380,977,465 votes accounting for 87.51 percent of voting (ordinary) shares; thus, according to the Company Charter the meeting of shareholders is valid.***

A quorum at the meeting is reached.

Shareholders of JSC CenterTelecom owning ordinary shares except members of the Board of Directors and persons holding senior managerial positions in governing bodies of JSC CenterTelecom are eligible to vote on agenda item #3 (election of members of the Audit Commission). Altogether there were 3,191 participant registered at the meeting and entitled to vote on agenda item 3, holding on aggregate 1,378,448,374 votes, accounting for 87.49 percent of the total number of voting shares of the Company, except shares owned by members of the Board of Directors or holding senior managerial positions in the Company's governing bodies.

12. Questions put to vote, and results of votes on these issues:

Issue #1 Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.

1.1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.

Final voting results:
For:1,371,358,781 votes; 99.30%
Against:154,184 votes; 0.01%
Abstain:7 440 039; 0,54%

1.2. **Dividend payment for 2003 as follows:**

RUR0.124867 per ordinary share in cash payable before December 31, 2004.

Final voting results:
For:1,371,079,397 votes; 99.28%
Against:233,889 votes; 0.02%
Abstain:7,501,589 votes; 0.54%

RUR0.285662 per preference class A share in cash, payable before August 10, 2004

Final voting results:
For:1,370,542,476 votes; 99.24%
Against:219,570 votes; 0.02%
Abstain:8,094,652 votes; 0.59%

Issue #2 Elections of members of the Board of Directors

Final voting results:

Nominee's name	*Number of votes cast*
1. Ruben A. Amaryan	*1,100,664,233; 7.25%*
2. Stanislav P. Avdiants	*1,106,944,154; 7.29%*
3. Boris D. Antonyuk	*1,106,881,308; 7.29%*
4. Vadim E. Belov	*1,108,164,101; 7.29%*
5. Alexander M. Branis	*854,602,820; 5.63%*

6. *Ivan Ya. Boyko*	*716,130,491; 4.71%*
7. *Alexander P. Gribov*	*1,668,683,927; 10.98%*
8. *Alexander V. Ikonnikov*	*1,226,487,876; 8.07%*
9. *Lyudmila A. Kormilitsyna*	*3,828,377; 0.03%*
10. *Maksim O. Kozyrev*	*4,060,932; 0.03%*
11. *Vadim M. Komissarov*	*2,872,366; 0.02%*
12. *Igor N. Osipov*	*1,706,180; 0.01%*
13. *Oksana V. Petrova*	*1,105,923,861; 7.28%*
14. *Aleksey B. Panteleev*	*4,499,325; 0.03%*
15. *Elena V. Umnova*	*1,106,135,867; 7.28%*
16. *Grigoriy M. Finger*	*1,233,895,729; 8.12%*
17. *Evgeniy V. Yurchenko*	*1,110,016,224; 7.31%*
18. *Valeriy N. Yashin*	*1,671,610,901; 11.00%*

Issue #3 Elections of members of the Audit Commission of the Company
Final voting results:

1. Konstantin V. Beliaev
For:1,255,011,098; 91.05%
Against:15,622,394; 1.13%
Abstain:81,969,753; 5.95%

2. Lyudmila V. Buryanova
For:1,293,948,641; 93.87%
Against:152,260; 0.01%
Abstain:82,528,015; 5.99%

3. Natalia V. Ermolaeva
For:1,253,477,781; 90.93%
Against:16,471,380; 1.19%
Abstain:82,581,609; 5.99%

4. Alexander V. Kachurin
For:1,251,583,262; 90.80%
Against:17,526,803; 1.27%
Abstain:82,624,087; 5.99%

5. Aleksey E. Kopiev
For:1,251,626,386; 90.80%
Against:17,506,420; 1.27%
Abstain:82,639,125; 6.00%

6. Irina V. Prokofieva
For:1,252,549,803; 90,87%
Against:17,355,271; 1.26%
Abstain:82,600,095; 5.99%

7. Kirill V. Frolov
For:1,252,772,029; 90.88%
Against:16,458,418; 1.19%
Abstain:82,656,876; 6.00%

Issue #4 Approval of the Company Auditor for 2004
Final voting results:
For:1,314,693,231; 95.20%
Against:41,772,111; 3.02%
Abstain:12,786,503; 0.93%

Issue # 5 Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company 5
Final voting results:
For:1,284,932,614; 93.05%
Against:3,035,579; 0,22%
Abstain:81,626,454; 5.91%

Issue #6 Introduction of amendments and additions to the Company's Charter
Final voting results:
For:1,343,828,780; 97.31%
Against:3,069,063; 0.22%
Abstain:22,698,643; 1.64%

Issue #7 Introduction of amendments and additions to the Regulations on the Board of Directors of the Company
Final voting results:
For:1,293,221,360; 93.65%
Against: 3,198,753; 0.23%
Abstain: 82,006,129; 5.94%

Issue #8 Introduction of amendments and additions to the Regulations on the Management Board of the Company
Final voting results:
For:1,294,959,723; 93.77%
Against:3,180,746; 0.23%
Abstain:82,642,042; 5.98%

Issue #9 Introduction of amendments and additions to the Regulations on the Audit Commission of the Company
Final voting results:
For:1,291,563,354; 93.53%
Against:5,304,288; 0.38%
Abstain:82,782,303; 5.99%

Issue #10 Determination of remuneration to members of the Company's Board of Directors
Final voting results:
For:1,136,479,367; 82.30%
Against:2,044,022; 0.15%
Abstain:239,801,664; 17.36%

13. Wordings of resolutions passed by the general meeting:

On issue #1: 1. To approve of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003

2. To pay dividends for 2003 as follows:
RUR0.124867 per ordinary share in cash payable before December 31, 2004
RUR0.285662 per preference class A payable in cash before August 10, 2004

On issue #2: To elect the following members of the Board of Directors:

1. ***Ruben A. Amaryan***
2. ***Stanislav P. Avdiants***
3. ***Boris D. Antonyuk***
4. ***Vadim E. Belov***
5. ***Alexander P. Gribov***
6. ***Alexander V. Ikonnikov***
7. ***Oksana V. Petrova***
8. ***Elena V. Umnova***
9. ***Grigoriy M. Finger***
10. ***Evgeniy V. Yurchenko***
11. ***Valeriy N. Yashin***

On issue # 3: To elect the following members of the Audit Commission of the Company:

1. ***Konstantin V. Beliaev***
2. ***Lyudmila V. Buryanova***
3. ***Natalia V. Ermolaeva***
4. ***Alexander V. Kachurin***
5. ***Aleksey E. Kopiev***
6. ***Irina V. Prokofieva***
7. ***Kirill V. Frolov***

On issue # 4: To approve Private JSC Ernst&Young as the Company Auditor for 2004

On issue # 5: 1. To increase the Charter capital of the Company by way of increasing the nominal value of ordinary and preference Class A shares from RUR0.3 to RUR3 each through additional capital in the part of revaluation of funds totaling RUR5,680,799,068.5 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight Russian roubles and fifty copecks);

2. To specify the placement of shares through conversion of already placed shares into shares of the same category (type) with the increased nominal value.

On issue #6: To make amendments and additions into the Company Charter.

On issue #7: To make amendments and additions into the Regulations on the Board of Directors of the Company.

On issue #8: To make amendments and additions into the Regulations on the Management Board of the Company.

On issue #9: To make amendments and additions into the Regulations on the Audit Commission of the Company.

On issue #10: To approve the following allocations (percentage) for calculation of annual remuneration payable to members of the Board of Directors:

- *in the amount of 0.11 percent of EBITDA according to financial statements of the Company for 2004 under International Accounting Standards;*
- *in the amount of 0.25 percent of the Company net profit allocated for dividend payments upon results of 2004.*

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: June 11, 2004 Seal

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON ACCRUED and(or) PAID OUT YIELD ON THE ISSUER SECURITIES

1. Full corporate name of the issuer specifying its organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0600194A11062004**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**

8. Type, category (class), series and other identifying features of the securities: ***ordinary registered book-entry shares, preference registered book-entry class A shares***

9. State registration number of the securities issue, date of the state registration: ***1-03-00194-A of October 19, 2001 and 2-03-00194-A of October 19, 2001***

10. State registration authorities performing the state registration of the securities issue: ***Federal Commission for Securities Market of Russia***

11. The issuer's governing body which passed the decision on payment (declaration) of dividends on the issuer shares, the date at which the decision was passed, and the date of compiling minutes of the said body meeting at which the decision was passed: ***annual general meeting of shareholders held on June 11, 2004, Minutes of June 11, 2004.***

12. Total dividend amount accrued on the issuer shares of a certain type (category), and dividend amount accrued per share of a certain type (category): ***RUR0.124867 per ordinary share, RUR0.285662 per preference Class A share; total amount of dividends payable on ordinary shares is RUR197,040,979.216211, total amount of dividends payable on preference Class A shares is RUR150,256,161.518164***

13. Form of effecting income payments on the issuer securities: ***cash funds***

14. Date at which the issuer's obligations of making income payments on the issuer securities (dividends on shares) should be met: ***on ordinary shares – before December 31, 2004; on preference Class A shares: before August 10, 2004.***

15. Total amount of dividends paid on the issuer shares of certain category (type): ***RUR0***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: June 11, 2004

Seal

82-5198

CENTERTELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying its organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0500194A11062004**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**

8. Information on passing the resolution on securities placement

type, category (class), series and other identifying features of the securities: ***ordinary registered book-entry shares, preference registered book-entry class A shares;***

quantities of securities to be placed and nominal value of each piece of securities: ***1,578,006,833 ordinary registered book-entry shares with the nominal value of RUR3; 525 992 822 preference registered book-entry class A shares with the nominal value of RUR3***

placement of securities: ***conversion of previously placed shares into shares of the same category (type) with the higher nominal values;***

the issuer's governing body which passed the decision on securities placement: ***the annual general meeting of shareholders of Joint-Stock Central Telecommunication Company***

date of the meeting (session) of the issuer's governing body on which the decision to place securities was passed: ***June 11, 2004***

date of compiling and number of minutes of the meeting of the issuer's governing body (session) at which the decision to place securities was passed: ***Minutes # 12 of June 11, 2004***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: June 11, 2004 Seal

№ 82-5198

CENTERTELECOM

RECEIVED
2004 ... 28

Information on changes in the interests owned by persons who are members of the board of directors (supervisory board) of the issuer, or members of the issuer's collegial executive body, and by the person holding the office (discharging the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter capital of the issuer, and that of daughter and affiliated companies of the issuer, and/or on changes in the percentage of voting shares of the issuer and its daughter and affiliated companies owned by such persons.

1. *Joint-Stock Central Telecommunication Company.*
2. Domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
3. INN: ***5000000970***
4. Code of the issuer: ***00194-A***
5. Address of the web page where notices of information that may materially affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=64
6. Given name, second name, surname and job title of the senior officer: ***Aleksey Alekseevich Lokotkov, First Deputy General Director – Financial Director, JSC CenterTelecom, a member of the collegial executive body (the Management Board) of JSC CenterTelecom.***
7. Full corporate name and domicile of the organization in which the interest of the person in question was changed: ***Joint-Stock Central Telecommunication Company***

23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

8. The interest owned by the person in question in the Issuer's charter capital before the change: ***0.00382%***

The percentage of the ordinary shares of the Issuer owned by the person in question before the change: ***0.00509%***

9. The interest owned by the person in question in the Issuer's charter capital after the change: ***0.00501%***

The percentage of the ordinary shares of the Issuer owned by the person in question after the change: ***0.00668%***

10. The date when the Issuer learnt about the change in the interest owned by the person in question in the charter capital of the Issuer: ***June 10, 2004***

R. Amaryan
General Director

Date: June 10, 2004 *Seal*

N 82-5198

CENTERTELECOM

Information on changes in the interests owned by persons who are members of the board of directors (supervisory board) of the issuer, or members of the issuer's collegial executive body, and by the person holding the office (discharging the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter capital of the issuer, and in that of daughter and affiliated companies of the issuer, and/or on changes in the percentage of voting shares of the issuer and its daughter and affiliated companies owned by such persons.

1. ***Joint-Stock Central Telecommunication Company.***
2. Domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
3. INN: ***5000000970***
4. Code of the issuer: ***00194-A***
5. Address of the web page where notices of information that may materially affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=64
6. Given name, second name, surname and job title of the senior officer: ***Ruben Andronikovich Amaryan, General Director of JSC CenterTelecom, member of the collegial executive body (the Management Board) of JSC CenterTelecom, member of the Board of Directors of JSC CenterTelecom***
7. Full corporate name and domicile of the organization in which the interest owned by the person in question was changed: ***Joint-Stock Central Telecommunication Company***

   23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
8. The interest owned by the person in question in the Issuer's charter capital before the change: ***0.01439%***

   The percentage of the ordinary shares of the Issuer owned by the person in question before the change: ***0.01918%***
9. The interest owned by the person in question in the Issuer's charter capital after the change: ***0.01558%***

   The percentage of the ordinary shares of the Issuer owned by the person in question after the change: ***0.02077%***
10. The date when the Issuer learnt about the change in the interest owned by the person in question in the charter capital of the Issuer: ***June 10, 2004***

R. Amaryan
General Director

Date: June 10, 2004 *Seal*

CENTER TELECOM

Increase of the Charter capital of JSC CenterTelecom through the increase of the nominal value of already placed by the Company ordinary and preference Class A shares.

The annual general meeting of shareholders of JSC CenterTelecom held on June 11, 2004 passed the following resolution:

To increase the Charter capital of the Company by way of increasing the nominal value of ordinary and preference Class A shares from RUR0.3 to RUR3 each through additional capital in the part of revaluation of funds totaling RUR5,680,799,068.5 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight Russian roubles and fifty copecks);
To specify the placement of shares through conversion of already placed shares into shares of the same category (type) with the increased nominal value.

N 82-5198

CENTER TELECOM

Dividend payments on shares of JSC CenterTelecom for 2003

The annual general meeting of shareholders of JSC CenterTelecom held on June 11, 2004 approved payments of dividends for 2003 as follows:
RUR0.124867 per ordinary share, in cash before December 31, 2004;
RUR0.285662 per preference Class A share, in cash before August 10, 2004
According to applicable Russian law and the Company's Charter, shareholders owning shares as on April 23, 2004 (the record date for finalizing the list of shareholders entitled to take part in the annual general meeting of shareholders on the results of operations in 2003) are eligible to receive dividends for 2003.